RECEIVED
2006 AUG 15 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07 August 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

06016036

Dear Sir

SUPPL

Nedcor Ltd

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of Nedbank Group's interim results.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

NEDBANK GROUP

cc ***Jonathan K Bender, Esq***

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

dlw 8/16

RECEIVED
2006 AUG 15 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 2006/08/07 08:56:00 AM

Nedbank - Reviewed financial results for the six months ended 30 June 2006

NED
Nedbank - Reviewed financial results for the six months ended 30 June 2006
Nedbank Group Limited
(Reg No: 1966/010630/06)
Share code: NED
ISIN code: ZAE000004875
Reviewed financial results
for the six months ended 30 June 2006 (the period)

- Strong performance from all business clusters
- Headline earnings up 50,5% to R2 104 million
- Headline EPS up 47,5% to 522 cents
- Fully diluted HEPS up 43,8% to 509 cents
- ROE increased from 14,8% to 18,3%
- Efficiency ratio improved from 65,1% to 57,3%
- Strong group capital adequacy of 13,3%
- Interim dividend per share up 99% to 209 cents

These results and additional information are available on www.nedbankgroup.co.za

'The increasingly outward focus of the Nedbank Group continues to impact positively on our financial performance. Revenue growth is ahead of our original expectations and expense growth remains well-managed. This positive momentum has led to improving staff morale and supports a strategy of investing R1 billion in upgrading and expanding our distribution footprint over the next three years. By constantly improving client service and investing for the future we are confident of delivering on the commitments we have made to our shareholders, clients and staff."

Tom Boardman
Chief Executive

Overview

Nedbank Group continues to deliver improved financial results, with performance for the period reflecting the benefits of an increasing focus on client service and organic growth, coupled with the operating efficiencies achieved over the last two years. Despite recent market volatility, increasing pressure on fees and signs of increased levels of credit stress in parts of the retail environment, the overall economic environment for banks remains positive.

Headline earnings per share increased by 47,5% to 522 cents (2005: 354 cents). Fully diluted headline earnings per share increased by 43,8% from 354 cents to 509 cents, the June 2006 dilution being impacted by accounting for the black economic empowerment (BEE) scheme under International Financial Reporting Standards (IFRS). Basic earnings per share grew by 62,1% from 356 cents in 2005 to 577 cents in June 2006.

These results are at the upper end of the earnings forecast ranges provided in the group's trading statement on 6 May 2006.

The group's return on average ordinary shareholders' equity (ROE) improved from 14,8% to 18,3% for the period.

Financial performance

The ongoing turnaround in Nedbank Group's financial performance is reflected in the 50,5% increase in headline earnings to R2 104 million. Basic earnings grew by 65,7% to R2 326 million.

Net interest income (NII)

NII grew 25,2% to R5 039 million. Despite margin compression experienced by the industry, the group's margin for the period improved to 3,88% from 3,45% in June 2005.

This margin increase reflects:

* mix changes from the growth in higher-margin retail and business

banking advances, as well as a change in the advances mix within Nedbank Retail resulting from higher growth in personal loans;

* the benefit of the settlement of the expensive funding for the minority shareholders of Peoples Bank in April 2005;
* a low base due to the 1% taxation rate decrease, which negatively impacted margins on structured finance transactions in 2005;
* higher endowment levels; and
* the interest on the proceeds from the sales of the remaining holdings in Net1 UEPS Technologies Inc (NUEPS) and State Bank of Mauritius (SBM).

The group anticipates some margin reduction for the remainder of the year as a result of asset growth being funded largely by wholesale deposits. This will be partially offset by the increased endowment effect from interest rate increases.

Impairment losses on loans and advances

The impairments charge rose by 30,0% to R806 million, mostly due to the mix change in advances referred to above, together with specific impairments of R178 million raised in Nedbank Capital. The impairments charge as a percentage of average advances increased from 0,54% to 0,61% for the period, with Nedbank Retail's charge remaining flat at 1,1%, Nedbank Capital's charge deteriorating from 0,5% to 0,9% and Nedbank Corporate's charge improving from 0,2% to 0,1%.

Non-interest revenue (NIR)

NIR for the period increased by 18,3% to R4 591 million. This growth was driven largely by:

* property private equity revaluations in Nedbank Corporate, which were approximately R80 million higher than in the period to June 2005;
* strong deal flow and trading results in Nedbank Capital - the buoyant and volatile market conditions contributed to a 37,3% increase in overall trading income;
* commission and fees, which grew by 17,6%, reflecting the increased volume growth over the comparative period. Fees received from outside the group by Bond Choice grew by 44,2% from R138 million to R199 million; and
* the group's bancassurance operations, which grew strongly, with new business premiums increasing by 21% from R2 294 million to R2 767 million.

In July 2006 Nedbank Retail reduced bank fees for individual current account clients by an average of 13%. Furthermore, fees were largely kept constant in 2005. Service fees for Nedbank Retail's Small Business Services clients remained unchanged for the fourth successive year. Nedbank Mzansi account fees were also substantially reduced to make these products more accessible to new entrants to the banking environment. The reduction of bank fees in 2006 is expected to impact negatively on NIR in Nedbank Retail by approximately R100 million per annum.

Expenses

Expenses were again well-managed, increasing by 7,2% to R5 516 million. Staff expenses increased by 8,5%, largely as a result of the annual salary increase and the cost of additional staff recruited in client-facing divisions, mainly in Nedbank Retail. Marketing costs increased 32,8% off the low base in 2005 as the group invested in sales and the repositioning of the bank's brand.

Bond Choice's total expenses grew by 40,8% from R157 million to R221 million.

BEE transaction expenses were R66 million (June 2005: Rnil).

The `jaws" ratio continued to widen, with gross revenue growth of 21,8% exceeding expense growth by 14,6%, resulting in the efficiency ratio improving from 65,1% to 57,3%.

Direct taxation

The effective taxation rate increased from 22,1% to a more normalised 26,5%, as the prior-period rate included the benefits of non-taxable foreign exchange translation gains and credits arising from structured finance transactions, both of which had a more marginal impact in the current period.

Non-trading and capital items

The group recorded a capital profit of R222 million (post-taxation), mainly from the sale of the remaining holding in NUEPS. The investment in SBM and the group's 41,4% shareholding in IQ Business Group were also disposed of during the period in line with their 2005 year-end carrying values. The sale of SBM Nedbank International Limited is awaiting regulatory approval and the investment has been disclosed under assets held for sale at 30 June

2006.
Since inception, the group's non-core asset disposal programme has generated capital profits of R1 357 million.

Balance sheet

Capital

The group remains well-capitalised, with the Tier 1 group capital adequacy ratio increasing from 8,5% in June 2005 to 9,1% in June 2006 through the capital profits from the disposal of non-core assets, higher than expected acceptance of the scrip alternative in respect of dividends and increased earnings. The total group capital adequacy ratio has increased from 12,2% in June 2005 to 13,3% in June 2006.

Advances

Advances increased by R25 billion and average interest-earning banking assets grew by R31 billion. Details of advances growth by category are as follows:

Rm	June 2006	December 2005	Annualised Increase (%)
Home loans	84 002	75 333	23,2
Commercial mortgages	39 385	37 993	7,4
Properties in possession	173	309	(88,8)
Credit cards	4 414	4 074	16,8
Overdrafts	12 939	11 604	23,2
Leases and instalment debtors	38 452	34 935	20,3
Other loans	99 359	89 374	22,5
Impairment of advances	(5 326)	(5 214)	4,3
Total	273 398	248 408	20,3

Deposits

Deposits increased by 14,9% (annualised) from December 2005, although growth in wholesale deposits has outpaced retail deposits. The group maintained a strong liquidity position throughout the period.

Cluster performance

Nedbank Capital

Nedbank Capital increased headline earnings by 34,9% to R576 million and improved ROE to 30,6% (2005: 26,9%).

NIR was up 44,8% to R1 231 million. The trading businesses benefited from the increased volatility in equity, bond and foreign exchange markets and performed well. Total trading income was up 38,7%, with debt securities trading up 69,3% and equity and equity derivatives trading up 52,3%. This strong trading performance was partly offset by impairments charges, which increased from R72 million to R178 million.

All business units benefited from a greater outward focus, the strong deal pipeline built up towards the end of 2005 and the newly implemented coverage model that facilitates the servicing of clients by a single team consisting of investment banking officers, corporate bankers and product experts servicing clients.

During the period the majority of the treasury trading systems were consolidated on the Front Arena System. The migration was completed in a short time frame, with minimal disruption to the business.

The impairment charge is expected to reduce in the second half of the year. Trading conditions are forecast to remain relatively robust, although the first-half performance is unlikely to be repeated.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 37,2% to R1 214 million. ROE increased to 22,0% (2005: 18,2%) mostly as a result of revenue growth, including higher property investment profits, and a reduction in the impairments charge. The profit from the property investment portfolio is, however, expected to be lower over the full year, compared with 2005.

NII and NIR showed double-digit growth, reflecting the momentum being established in the underlying business units. Average advances increased by 11,8% and core transactional fee income grew by 17,4%.

The impairments charge was lower due to reduced specific impairments charges and benefits arising from bad debt recoveries through effective credit management. Expenses were well-controlled.

The new channel convergence platform for the electronic banking needs of Corporate and Business Banking clients was implemented. This product consolidated the different business electronic banking platforms into a state-of-the-art delivery platform and is currently installed at just over 1 000 clients.

Nedbank Retail

Nedbank Retail increased headline earnings by 69,7% to R711 million and ROE

increased from 17,5% to 24,2%. The cluster has again delivered on its financial targets and remains a key contributor to the Nedbank Group turnaround.
The performance has been driven by a focus on profitable asset and client growth, coupled with the benefits of operational efficiencies and a cost-conscious culture.
All the business units performed strongly, despite margin compression in home loans and increased impairments, particularly in the vehicle and asset finance area.
The cluster's focus on client service as a key differentiator continues and recent client service surveys show a significant improvement over last year.
The Eyethu Retail Client Scheme has moved successfully into the operational phase, with over 36 000 active investors. The focus will now be on cross-selling Nedbank products and services to these clients.
A highlight of the first half was the implementation of more competitive pricing across key asset, liability and transactional products. Nedbank Retail's pricing had become uncompetitive in a number of areas in recent years and the bank is now well-positioned to compete as the consumer focus on bank charges increases.
Nedbank Retail has developed a strategy to aggressively expand the bank's retail footprint. This is expected to address the underinvestment in distribution over the last 10 years, as well as the lack of representation in certain areas, and to position the bank for growth. From 2006 to 2008 Nedbank Retail will upgrade and expand its distribution footprint, including opening an additional 400 outlets (110 branches) and upgrading and increasing its ATM network by 50%.
Imperial Bank
Imperial Bank Limited increased headline earnings by 56,1% to R178 million, and improved ROE from 20,2% to 24,6%. The results reflect the benefits of the favourable economic environment. Nedbank Group's share of these earnings was R89 million (2005: R57 million), up 56,1%. NII grew by 37,2% and expenses by 13,5%, resulting in the efficiency ratio improving from 42,9% to 34,7%. Loans and advances grew 36,0%. Advances growth was driven by a strong performance from the Motor Vehicle Finance Division.
Impairments increased by 61,9%, largely as a result of the higher level of recoveries in Property Finance in the previous period and impairments in the Motor Vehicle Finance Division returning to more normalised levels, following the benign conditions of 2005.
Imperial Bank restructured its capital base to improve returns to shareholders and to allow for future growth. The bank issued a subordinated (Tier 2) bond (IBL 2) of R500 million, priced at 117 basis points above the benchmark R153 rate, and preference share capital amounting to R300 million, yielding 70% of the prime interest rate. Imperial Bank also bought back R300 million of ordinary shares during the period, with Nedbank Group receiving proceeds of R150 million.
Central Services
The headline loss from Central Services was R486 million but, excluding foreign exchange translation gains, this reduced by 11,9% from R555 million to R489 million, reflecting a continued improvement in central cost allocations.
The Group Technology Cluster completed the merger and recovery activities by formally closing the Paarl Data Centre, which accommodated the majority of BoE, NBS and Boland Bank systems.
The initial upgrade of the Financial Processing Architecture and the Basel II Programme are on track for delivery and implementation during 2007.
Synergies and savings from outsourced data and communication networks, implemented in conjunction with Old Mutual (SA) and Mutual & Federal, are on target at approximately R140 million per annum. The group is working with the Old Mutual Group to optimise synergies across a wide range of other areas.
Capital management
The group has made substantial progress with the implementation of Basel II and is using this programme as the catalyst to elevate its risk and capital management to worldclass standards.
During the first half of 2006 the group:

* concluded a subordinated debt issue (NED 5) of R1,5 billion, which was priced at 70 basis points above the benchmark R153 rate;
* executed share buybacks amounting to 5,5 million shares at a cost of R616 million; and
* reduced the dividend cover ratio on headline earnings per share to

2,5 times.

The group currently has a target minimum total capital adequacy ratio of 12% and a target minimum Tier 1 ratio of 8%, both under Basel I.

The following issues, which are expected to be finalised in the second half of 2006, will influence the amount and nature of any future capital management actions:

* proposed amendments to section 38 of the Companies Act;
* finalisation of the draft Basel II regulations by the South African Reserve Bank (SARB); and
* organic growth projections.

The group currently plans to redeem the expensive R2 billion NED 1 subordinated bond on the call date of 20 September 2006 (subject to regulatory approval) and issue a second bond for 2006 (NED 6) of approximately R1,5 billion on or about the same date. The group expects to issue further bonds in 2007, during which time the R4 billion NED 2 bond is expected to be redeemed on its call date in July 2007 (subject to regulatory approval). Nedbank is committed to improving its profile as an issuer in the debt capital markets and this should result in a more robust subordinated-debt yield curve for the group.

Staff morale

Staff morale continues to improve and the 2006 Barrett values survey, which is one of the three internal surveys conducted each year, showed a significant improvement in the alignment of the group's values with those of employees. The other two surveys will be carried out later this year.

Transformation

There has been considerable focus on all aspects of transformation. Good progress has been made in meeting employment equity targets, with improvements at all levels of management. Our black business partners, introduced as shareholders in 2005 as part of the group"s BEE transaction, have been active in supporting internal transformation and in generating new business. Momentum continues to build in our lending for affordable housing, black small and medium enterprises and BEE transactions. The expanding retail footprint provides underbanked communities with greater access to financial services.

Management information systems (MIS) and reporting

The group continues to improve MIS. Segmental analysis was refined with the allocation of secondary tax on companies (STC) to clusters. The group has also implemented a comprehensive economic capital model to measure shareholder value creation more accurately on a risk-adjusted basis. Following the acquisition of Skandia by Old Mutual plc and the resultant listing of Old Mutual plc shares on the Stockholm Stock Exchange, Old Mutual plc will adopt full quarterly reporting from September 2006, and as a result Nedbank Group will also move to full quarterly reporting.

Brand repositioning

Building on the well-differentiated heritage of the brand, the group aims to maintain Nedbank as an aspirational brand, while making it accessible and desirable to all. The new brand slogan, `Make Things Happen", was successfully launched in January. The increase in Nedbank Retail product marketing, together with the expanded footprint resulting from the rebranding of Peoples Bank, has also had a significant impact.

Sustainability

Nedbank Group"s progress in the area of long-term sustainable development has been widely recognised. The group was again included in the JSE Socially Responsible Investment (SRI) Index and was rated first in its category for 2005/6. Nedbank Group was a finalist in the emerging markets category in the Financial Times Sustainable Banking Awards 2006, while the bank was highly commended in the Mail & Guardian `Greening the Future Awards'. In July Nedbank readopted the Equator Principles, being the only bank in Africa to have embraced these guidelines on social and environmental risk in project finance.

Prospects

Currently the group is not expecting to sustain an ROE of 18,3% for the full year. Performance in the second half of 2006 is likely to be influenced by:

* growth in retail advances remaining robust, but slowing from current high levels;
* ongoing growth in Business Banking and Corporate advances;
* increasing market reliance on wholesale funding;
* an endowment benefit in the margin from the recent interest rate increases;
* a lower impairments charge relative to the first half-year,

particularly in Nedbank Capital;

* signs of increased levels of credit stress in parts of the retail environment;
* the Nedbank Retail price reductions;
* fewer positive property private equity revaluations and the expected slowdown in trading income;
* additional operating efficiencies;
* investment in distribution and branding; and
* ongoing capital management activities.

Earnings forecasts to December 2006

The directors expect headline earnings for the 12 months to 31 December 2006 to be between 22% and 42% higher than the R3 167 million reported for the year to 31 December 2005. Headline earnings per share is anticipated to be between 20% and 40% greater than the 797 cents per share reported for December 2005.

Based on the forecast range of headline earnings per share above, basic earnings per share for the year to 31 December 2006 is estimated to be between 5% and 22% higher than the 966 cents per share reported for December 2005. This range is at a lower level than headline earnings per share because of the higher capital profits from disposals of non-core assets in the prior year.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

2007 financial targets

The group has targeted an ROE of 20% and an efficiency ratio of 55% in 2007.

Strong revenue growth, disciplined expense and credit management, together with active management of excess capital will be required to achieve these targets. These interim results demonstrate good progress towards reaching the targets from both a revenue and cost perspective, while the share buyback programme and reduced dividend cover show progress in managing capital to a more optimal level. While the group is unwavering in its commitment to meet the 20% ROE target, the planned investment in distribution will make the 55% efficiency ratio target more challenging.

Board changes during the period

Warren Clewlow retired as a non-executive director and Chairman after reaching the mandatory retirement age (4 May 2006). The Chairman designate, Dr Reuel Khoza, succeeded Warren Clewlow as Chairman (4 May 2006). Julian Roberts resigned as a non-executive director (5 May 2006), following his appointment as Chief Executive Officer and a director of Old Mutual plc"s subsidiary, Skandia.

Accounting policies

The group"s principal accounting policies have been applied consistently and these Nedbank Group financial results have been prepared in accordance with IAS 34: Interim Financial Reporting.

Subsequent events

As of the date of this announcement there are no post-balance-sheet events to report.

Reviewed results - auditors" opinion

The group"s auditors, KPMG Inc and Deloitte & Touche, have reviewed these results and their review opinion is available for inspection at the company"s registered office.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Nedbank Group and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Capitalisation award with a cash dividend alternative

Notice is hereby given that the directors of the company have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Ordinary shareholders will be entitled, in respect of all or part of their shareholding, to elect to receive new fully paid ordinary shares, which will be issued only to those ordinary shareholders who elect in respect of all or part of their shareholding, on or before 12:00 on Friday, 15 September 2006, to receive the capitalisation award shares. Shareholders not electing to receive new fully paid ordinary

shares in respect of all or part of their shareholding will be entitled to receive a cash dividend alternative of 209 cents per ordinary share (the cash dividend alternative).

In accordance with the provisions of STRATE, the electronic settlement and custody system used by JSE Limited, the relevant dates for the capitalisation award election and the cash dividend alternative are as follows:

	2006
Last day to trade to be eligible to participate in the capitalisation award or the cash dividend alternative	Friday, 8 September
Shares trade ex the capitalisation award election and the cash dividend alternative on	Monday, 11 September
Listing of the maximum number of new ordinary shares that may be taken up in terms of the capitalisation award on	Monday, 11 September
Last day to elect to receive capitalisation award shares, failing which the cash dividend alternative will be received by 12:00	Friday, 15 September
Record date to participate in the capitalisation award or receive the cash dividend alternative	Friday, 15 September
Payment of the cash dividend alternative to shareholders who have not elected to participate in the capitalisation award or have participated in the capitalisation award in respect of only part of their shareholding on	Monday, 18 September
New shares issued and posted or CSDP or broker accounts credited regarding the shares to be issued to shareholders participating in the capitalisation award in respect of all or part of their shareholding on	Monday, 18 September
The maximum number of new shares listed in terms of the capitalisation award, adjusted to reflect the actual number of shares issued in terms of the capitalisation award on or about	Wednesday, 20 September

Shares may not be dematerialised or rematerialised between Monday, 11 September 2006, and Friday, 15 September 2006, both days inclusive.

The above dates and times are subject to change. Any changes will be published on the Securities Exchange News Service (SENS) and in the press.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 209 cents per ordinary share bears to the 30-day volume-weighted average price for the company's share, to be determined by no later than Thursday, 31 August 2006. Details of the ratio will be published on SENS no later than Thursday, 31 August 2006, at 12:00 and in the financial press the following business day. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formula gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number, where the fraction is greater than or equal to 0,5, and rounded down to the nearest whole number, where the fraction is smaller than 0,5.

A circular relating to the capitalisation award and the cash dividend alternative will be posted to shareholders on or about Wednesday, 23 August 2006.

Note:

Dematerialised shareholders are required to notify their duly appointed central securities depository participant (CSDP) or broker of their election in terms of the capitalisation award in the manner and at the time stipulated in the agreement governing the relationship between shareholders and their CSDP or broker.

For and on behalf of the board

Dr RJ Khoza	TA Boardman
Chairman	Chief Executive

7 August 2006
Registered office:
Nedbank Group Limited,
Nedbank Sandton,
135 Rivonia Road, Sandown, 2196.
PO Box 1144, Johannesburg, 2000
Transfer secretaries:
Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107
Directors:
Dr RJ Khoza (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman (Chief Executive), CJW Ball, MWT Brown (Chief Financial Officer), RG Cottrell, BE Davison, N Dennis (British), MA Enus-Brey, Prof B de L Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, CML Savage, GT Serobe, JH Sutcliffe (British)
Company Secretary:
GS Nienaber
Reg No: 1966/010630/06
Share code: NED
ISIN code: ZAE000004875
Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital
Financial highlights

		Reviewed June 2006	Reviewed June 2005 Restated	Audited December 2005
Share statistics				
Number of shares listed	m	446,9	395,3	442,8
Number of shares in issue excluding shares held by group entities	m	399,7	395,1	401,8
Weighted average number of shares	m	402,9	394,4	397,2
Fully diluted weighted average number of shares	m	413,6	394,5	400,4
Headline earnings per share	cents	522	354	797
Fully diluted headline earnings per share	cents	509	354	791
Dividend declared per share	cents	209	105	290
Dividend cover	times	2,5	3,4	2,8
Net asset value per share	cents	5 982	5 029	5 597
Tangible net asset value per share	cents	4 726	3 764	4 351
Closing share price	cents	11 300	7 439	10 000
Price earnings ratio	historical	12	13	13
Market capitalisation	Rbn	50,5	29,4	44,3
Key ratios				
Return on ordinary shareholders" equity (ROE)	%	18,3	14,8	15,5
Return on total assets (ROA)	%	1,15	0,85	0,93
Net interest income to interest-earning banking assets	%	3,88	3,45	3,55
Non-interest revenue to total income	%	47,7	49,1	50,2
Impairments charge to average advances	%	0,61	0,54	0,49
Efficiency ratio	%	57,3	65,1	65,1

Effective taxation rate	%	26,5	22,1	23,4
Group capital adequacy ratio				
- Tier 1	%	9,1	8,5	9,4
- Total	%	13,3	12,2	12,9
Number of employees		22 403	21 266	22 188
Balance sheet				
Total equity attributable to equity holders of the parent	Rm	23 910	19 868	22 490
Total equity	Rm	28 038	23 497	26 309
Amounts owed to depositors	Rm	280 633	262 949	261 311
Loans and advances	Rm	273 398	227 502	248 408
Gross	Rm	278 724	233 673	253 622
Impairment of loans and advances	Rm	(5 326)	(6 171)	(5 214)
Total assets	Rm	384 608	336 112	352 258
Assets under management	Rm	79 730	73 686	72 063
Total assets administered by the group		464 338	409 798	424 321
Earnings reconciliation				
Profit for the period	Rm	2 326	1 404	3 836
Less: Non-trading and capital items	Rm	222	6	669
Impairment of goodwill	Rm			(1)
Profit on sale of subsidiaries, investments and property and equipment	Rm	262	6	904
Net impairment of investments, property and equipment and capitalised development costs	Rm	(7)		(202)
Taxation on above items	Rm	(33)		(32)
Headline earnings	Rm	2 104	1 398	3 167

Statement of changes in equity

Rm	Ordinary Share-holders" equity	Preference Share-holders" equity	Minority Share-holders" equity	Total Share-holders" equity
Balance at 31 December 2004	18 497	2 770	681	21 948
Additional effect of adopting IFRS	(160)		(1)	(161)
Restated balance at 31 December 2004	18 337	2 770	680	21 787
Net income recognised directly in equity	342		96	438
Release of reserves previously not available	(28)			(28)
Foreign currency translation reserve movement	48		23	71
Share-based payments reserve movement	38			38
Available-for-sale reserve movement	242			242
Capitalisation of			70	70

minorities				
Disposals of subsidiaries			(10)	(10)
Other movements	42		13	55
Profit for the period	1 404	116	83	1 603
Dividends to shareholders	(300)	(116)		(416)
Issues of shares net of expenses	85			85
Balance at 30 June 2005	19 868	2 770	859	23 497
Net income recognised directly in equity	121		40	161
Release of reserves previously not available	(42)			(42)
Foreign currency translation reserve movement	47		(13)	34
Available-for-sale reserve movement	(446)			(446)
Revaluation of owner-occupied property	153			153
Share-based payments reserve movement	428			428
Acquisition of subsidiaries			27	27
Capitalisation of minorities			37	37
Other movements	(19)		(11)	(30)
Profit for the period	2 432	112	150	2 694
Dividends to shareholders	(427)	(112)		(539)
Issues of shares net of expenses	1 251			1 251
Shares acquired by group entities	(755)			(755)
Balance at 31 December 2005	22 490	2 770	1 049	26 309
Net income recognised directly in equity	72		20	92
Foreign currency translation reserve movement	226		19	245
Available-for-sale reserve movement	(201)			(201)
Share-based payments reserve movement	46			46
Other movements	1		1	2
Profit for the year	2 326	110	146	2 582
Dividends to shareholders	(742)	(110)	(7)	(859)
Issues of shares net of expenses	427			427
Shares acquired by group entities	(663)			(663)
Shares issued/(repurchased) by subsidiary		300	(150)	150
Balance at 30 June 2006	23 910	3 070	1 058	28 038

Income statement

for the period ended	Reviewed	Reviewed	Audited
	June	June	December
Rm	2006	2005	2005
Interest and similar income	12 827	10 818	23 234
Interest expense and similar charges	7 788	6 794	14 705
Net interest income	5 039	4 024	8 529
Impairment charge on loans and advances	806	620	1 189

Income from lending activities	4 233	3 404	7 340
Non-interest revenue	4 591	3 881	8 609
Operating income	8 824	7 285	15 949
Total expenses	5 516	5 147	11 157
Operating expenses	5 450	5 094	10 609
Merger and recovery programme expenses		53	155
BEE transaction expenses	66		393
Indirect taxation	155	164	223
Profit from operations before non-trading and capital items	3 153	1 974	4 569
Non-trading and capital items	255	6	701
Impairment of goodwill			(1)
Profit on sale of subsidiaries, investments and property and equipment	262	6	904
Net impairment of investments, property and equipment and capitalised development costs	(7)		(202)
Profit from operations	3 408	1 980	5 270
Share of profits of associates and joint ventures	59	77	167
Profit before direct taxation	3 467	2 057	5 437
Total direct taxation	885	454	1 140
Direct taxation	852	454	1 108
Taxation on non-trading and capital items	33		32
Profit for the period	2 582	1 603	4 297
Attributable to:			
Profit attributable to equity holders of the parent	2 326	1 404	3 836
Profit attributable to minority interest - ordinary shareholders	146	83	233
-preference shareholders	110	116	228
Profit for the period	2 582	1 603	4 297
Basic earnings per share cents	577	356	966
Fully diluted basic earnings per share cents	562	356	958
Dividend declared per share cents	209	105	290
Dividend paid per share cents	185	76	181

Cash flow statement

for the period ended	Reviewed June 2006	Reviewed June 2005	Audited December 2005
Rm		Restated	
Cash generated by operations	4 464	3 015	6 898
Change in funds for operating activities	(7 176)	1 605	2 023
Net cash (used in)/generated from operating activities before taxation	(2 712)	4 620	8 921
Taxation paid	(213)	(360)	(852)
Net cash (used in)/generated from operating activities	(2 925)	4 260	8 069
Net cash generated from/(used in) investing activities	172	(40)	(927)
Net cash generated from/(used in) financing activities	1 005	(238)	(303)
Net (decrease)/increase in cash and cash equivalents	(1 748)	3 982	6 839
Cash and cash equivalents at beginning of the period*	16 889	10 050	10 050
Cash and cash equivalents at end of period*	15 141	14 032	16 889

* Including mandatory deposits with Central Bank

Balance sheet

as at	Reviewed June 2006	Reviewed June 2005	Audited December 2005
Rm		Restated	

Assets			
Cash and cash equivalents	9 092	8 255	11 142
Other short-term securities	27 707	20 776	17 014
Derivative financial instruments	14 364	21 895	16 176
Government and other securities	20 673	24 320	22 658
Loans and advances	273 398	227 502	248 408
Other assets	14 277	7 699	11 601
Clients' indebtedness for acceptances	1 646	1 396	1 291
Current taxation receivable	138	200	134
Investment securities	6 700	6 618	6 875
Non-current assets held for sale	150	48	385
Investments in associate companies and joint ventures	573	1 200	657
Deferred taxation asset	214	1 347	680
Investment property	146	174	163
Property and equipment	3 183	2 745	3 095
Post-employment assets	1 279	1 165	1 225
Computer software and capitalised development costs	1 269	1 322	1 320
Mandatory reserve deposits with central bank	6 049	5 777	5 747
Goodwill	3 750	3 673	3 687
Total assets	384 608	336 112	352 258
Total equity and liabilities			
Ordinary share capital	400	395	402
Ordinary share premium	10 231	9 976	10 465
Reserves	13 279	9 497	11 623
Total equity attributable to equity holders of the parent	23 910	19 868	22 490
Minority shareholders' equity attributable to			
- ordinary shareholders	1 058	859	1 049
- preference shareholders	3 070	2 770	2 770
Total equity	28 038	23 497	26 309
Derivative financial instruments	15 051	22 385	17 055
Amounts owed to depositors	280 633	262 949	261 311
Other liabilities	42 902	12 682	32 357
Liabilities under acceptances	1 646	1 396	1 291
Current taxation liabilities	567	276	466
Deferred taxation liabilities	879	1 110	959
Post-employment liabilities	1 129	1 091	1 071
Investment contract liabilities	4 547	3 395	4 166
Long-term debt instruments	9 216	7 331	7 273
Total liabilities	356 570	312 615	325 949
Total equity and liabilities	384 608	336 112	352 258
Guarantees on behalf of clients	12 798	9 352	11 064

Operational segmental reporting

for the period ended	Reviewed June 2006 Rbn Total assets	Reviewed June 2005 Restated Rbn Total assets	Audited December 2005 Restated Rbn Total assets
Nedbank Corporate	149	129	138
Nedbank Capital	132	116	117
Nedbank Retail	108	86	96
Imperial Bank	26	18	22
Shared services	7	9	9
Central management	13	18	15
Eliminations	(50)	(40)	(45)
Total	385	336	352

for the period ended	Reviewed June 2006 Rm Operating income	Reviewed June 2005 Restated Rm Operating income	Audited December 2005 Restated Rm Operating income
Nedbank Corporate	3 529	2 872	6 223

Nedbank Capital	1 387	1 135	2 442
Nedbank Retail	3 975	3 346	7 208
Imperial Bank	427	315	740
Shared services	23	162	306
Central management	(437)	(475)	(823)
Eliminations	(80)	(70)	(147)
Total	8 824	7 285	15 949

for the period ended	Reviewed June 2006 Rm Headline earnings	Reviewed June 2005 Restated Rm Headline earnings	Audited December 2005 Restated Rm Headline earnings
Nedbank Corporate	1 214	885	1 894
Nedbank Capital	576	427	971
Nedbank Retail	711	419	896
Imperial Bank	89	57	147
Shared services	(98)	(29)	104
Central management	(388)	(361)	(845)
Eliminations			
Total	2 104	1 398	3 167

Geographical segmental reporting

for the period ended Rm	Reviewed June 2006 Operating income	Reviewed June 2005 Operating income	Audited December 2005 Operating income
South Africa	8 240	6 704	14 834
Business operations	8 237	6 539	14 708
BEE transaction costs			
Merger and recovery programme expenses			
Foreign currency translation gains	3	165	126
Income attributable to preference shareholders			
Rest of Africa	281	237	512
Rest of world	303	344	603
Business operations	303	344	603
Merger and recovery programme expenses			
	8 824	7 285	15 949

for the period ended Rm	Reviewed June 2006 Headline earnings	Reviewed June 2005 Headline earnings	Audited December 2005 Headline earnings
South Africa	1 984	1 210	2 884
Business operations	2 154	1 214	3 406
BEE transaction costs	(63)		(334)
Merger and recovery programme expenses		(53)	(86)
Foreign currency translation gains	3	165	126
Income attributable to preference shareholders	(110)	(116)	(228)
Rest of Africa	41	79	135
Rest of world	79	109	148
Business operations	79	109	182
Merger and recovery programme expenses			(34)
	2 104	1 398	3 167

Balance sheet restatements

Rm	June 2005 Reported IFRS*	IAS 17 Operating leases expensed	IAS 39 Fair value through profit and loss	IAS 19 Disability fund
Cash and cash equivalents	14 032			

Derivative financial instruments	22 146			
Loans and advances	227 742		(115)	
Other assets	7 435	1		
Deferred acquisition costs	12			
Investments in associate companies and joint ventures	1 287			
Deferred taxation asset	1 258	53	36	
Post-employment assets	974			191
Mandatory reserve deposits with central bank				
Reserves	9 657	(121)	(82)	43
Total equity attributable to equity holders of the parent	20 028	(121)	(82)	43
Minority shareholders" equity attributable to				
- Ordinary shareholders	860	(1)		
Total equity	23 658	(122)	(82)	43
Derivative financial instruments	22 633			
Amounts owed to depositors	262 946		3	
Other liabilities	12 224	176		
Deferred taxation liabilities	1 092			18
Post-employment liabilities	961			130
Deferred revenue	246			

		Reclassifications	
Rm	Mandatory deposits with regulators	Derivative spot trades Reclassification	Loans and Investments
Cash and cash equivalents	(5 777)		
Derivative financial instruments		(251)	
Loans and advances			87
Other assets		251	
Deferred acquisition costs			
Investments in associate companies and joint ventures			(87)
Deferred taxation asset			
Post-employment assets			
Mandatory reserve deposits with central bank	5 777		
Reserves			
Total equity attributable to equity holders of the parent			
Minority shareholders" equity attributable to			

- Ordinary shareholders		
Total equity		
Derivative financial instruments		(248)
Amounts owed to depositors		
Other liabilities		248
Deferred taxation liabilities		
Post-employment liabilities		
Deferred revenue		

	Reclassifications	June
Rm	Deferred revenue	2005 Restated
Cash and cash equivalents		8 255
Derivative financial instruments		21 895
Loans and advances	(212)	227 502
Other assets	12	7 699
Deferred acquisition costs	(12)	
Investments in associate companies and joint ventures		1 200
Deferred taxation asset		1 347
Post-employment assets		1 165
Mandatory reserve deposits with central bank		5 777
Reserves		9 497
Total equity attributable to equity holders of the parent		19 868
Minority shareholders' equity attributable to		
- Ordinary shareholders		859
Total equity		23 497
Derivative financial instruments		22 385
Amounts owed to depositors		262 949
Other liabilities	34	12 682
Deferred taxation liabilities		1 110
Post-employment liabilities		1 091
Deferred revenue	(246)	

* Refer SENS announcement 4 August 2005

Restatements of 2005 results

The group's balance sheet for the June 2005 reporting period was restated, in line with the final 2005 year-end adjustments, to reflect the requirements of reporting under IFRS. These restatements, after the 3 May 2005 SENS announcement on the transition to IFRS, are reflected in the accompanying table as follows:

1 The group changed its treatment of operating leases with fixed escalations from previously being expensed on a cash basis to being

expensed on a straight-line basis in terms of circular 7/2005 issued by the South African Institute of Chartered Accountants on 2 August 2005 and in accordance with IAS 17: Leases.

2 The International Accounting Standards Board issued the fair value option (FVO) amendment to IAS 39: Financial Instruments: Recognition and Measurement. The FVO amendment defines the criteria under which an entity is permitted to designate a financial instrument at initial recognition as being at fair value through profit or loss (FVTPL).

Previously the group fair-valued certain assets and liabilities, with the intention of eliminating any accounting mismatch. These instruments were designated as held-for-trading on transition or inception. The FVO amendment changed this and the FVTPL designation was applied. Any one of the following conditions need to be met to designate a financial instrument as at FVTPL:

- accounting mismatch - this eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising gains or losses on such assets using a different basis; or
- documented risk management or investment strategy - where a group of financial assets and liabilities is managed and performance is evaluated on a fair-value basis and this is documented and reported internally on this basis.; or
- embedded derivatives - where the financial instrument contains an embedded derivative, which significantly modifies the cash flows of the host contract or where the embedded derivative would clearly require separation.

Nedbank Group, in line with Old Mutual plc, early-adopted the FVO amendment to IAS 39 as from 1 September 2005 and restated its results as of 1 January 2004. The group reviewed all previously designated assets and liabilities which were classified as held-for-trading, and all assets and liabilities that did not meet the required criteria were de-designated.

3 Previously the group did not consolidate its disability fund in the results. In terms of IAS 27: Consolidated and Separate Financial Statements, the disability fund was incorporated as at 31 December 2005 and comparative figures were restated from 1 January 2004.

4 In terms of IAS 1: Presentation of Financial Statements, the group chose, as at 31 December 2005, to present assets and liabilities on the face of the balance sheet in order of their liquidity. As a result, mandatory deposits in terms of the SARB regulations were reclassified from cash and cash equivalents to a separate line on the face of the balance sheet.

5 Foreign exchange spot trades were reclassified, as at 31 December 2005, from derivative financial instruments to either other assets or other liabilities on the balance sheet.

6 In previous periods loans to associates and joint ventures were included in the carrying value of associate investments and from 31 December 2005 these loans were reclassified on the balance sheet to be included in loans and advances.

7 Deferred revenue was previously disclosed separately on the balance sheet and from 31 December 2005 was reclassified against the individual loans and advances to which it relates.

8 The first-time consolidation of a subsidiary on 1 January 2004 resulted in realised reserves of R132 million being incorrectly classified as available-for-sale reserves. These reserves were reclassified in the December 2005 balance sheet as distributable reserves from 1 January 2004, with no effect on overall equity attributable to ordinary shareholders.

9 Segmental reporting comparative results were restated for 2005 to take account of the ongoing changes for improved profitability measurement. The restatements relate to the introduction, during 2006, of the allocation of the group's STC costs in respect of dividends payable to each cluster, based on profitability, and the alignment of Imperial Bank's contribution, net of minorities, to exclude all group profitability measurement adjustments.

The above restatements have no effect on the June 2005 Nedbank Group income statement or the earnings per share calculation.

This announcement is available on the group's website - www.nedbankgroup.co.za - together with the following additional information:

* detailed financial information in HTML and PDF formats;
* financial results presentation to analysts; and
* link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by

e-mail at nedbankgroupir@nedbank.co.za.
Sponsors:
Merrill Lynch
Global Markets & Investment Banking Group
Nedbank Capital
A Member of the Old Mutual Group
Date: 07/08/2006 08:55:55 AM Produced by the JSE SENS Department

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